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April 28, 2016
VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL
Perry J. Hindin, Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Altisource Residential Corporation (“RESI” or the “Company”)
Revised Preliminary Proxy Statement on Schedule 14A
Filed April 22, 2016 by BLR Partners LP et al. (the “Proxy Statement”)

Soliciting materials filed pursuant to Exchange Act Rule 14a-12
Filed April 12, 2016 by BLR Partners LP et al.
File No. 1-35657

Dear Mr. Hindin:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 27, 2016 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with our client, BLR Partners LP and the other members of RESI Shareholders Group (collectively, “RESI Shareholders Group” or “RSG”), and provide the following responses on RSG’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

1.	We note your response to prior comment 5 related to the soliciting materials filed on April 12, 2016. Please provide corrective disclosure in the preliminary proxy statement.

RESI Shareholders Group acknowledges the Staff’s comment and has included the following corrective disclosure in the Proxy Statement, “RSG notes that in the soliciting material it filed on April 12, 2016, the $87 million figure disclosed as being paid to ASPS in 2014 also included fees paid to Ocwen.  Based on public disclosure, the Company paid approximately $16.2 million in fees solely to ASPS in 2014.” Please see page 7 of the Proxy Statement.

2.
We note your response to prior comment 6. Disclosure on page 8 of the revised proxy statement states that “Michael Eruzione is a former employee of the Athletic Department of Boston University where we note that Mr. Erbey’s wife is a member of the Board of Trustees’“ Emphasis added. Please advise why the highlighted portion supports the statement on page 7 of the proxy statement that Mr. Eruzione is “too conflicted” or would, as stated in your response letter, cause the RESI Shareholders Group to question Mr. Eruzione’s ability to independently act in the best interests of RESI shareholders. It is our understanding that Mr. Eruzione is a current, not former, employee of Boston University and his employment and service on the Company’s board of directors predates Mrs. Erbey’s tenure on the Board of Trustees of Boston University by approximately three years.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

RESI Shareholders Group acknowledges the Staff’s comment and has revised the disclosure to eliminate the statement “Michael Eruzione is a former employee of the Athletic Department of Boston University where we note that Mr. Erbey’s wife is a member of the Board of Trustees.” Please see page 8 of the Proxy Statement. Although the statement has been removed, RSG believes that the Boston University connection between Mr. Eruzione and Mrs. Erbey, both BU alums, is still relevant.

On a supplemental basis, RSG respectfully advises the Staff that RSG did not claim that Mr. Eruzione is “too conflicted” to independently act in the best interests of RESI stockholders; rather, RSG stated its belief that “the following Board members, in our opinion, are either too conflicted or unqualified to operate RESI with the best interests of its stockholders in mind.” With respect to Mr. Eruzione, RSG believes that he is unqualified to operate RESI based on his apparent lack of relevant investment or governance background, as explained in the Proxy Statement.

We Believe that RESI’s Board Must Be Reconstituted Now, page 6

3.
Disclosure in this section states that “We believe that stockholders will continue to suffer and that RESI will be operated in a manner that benefits the interests of AAMC and ASPS at the expense of the Company’s stockholders until ties between members of the Board and former Chairman William Erbey and related entities are eliminated.” Emphasis added. As Mr. Erbey stepped down as the Chairman of AAMC, ASPS and the Company effective January 16, 2015, and he is no longer a member of the board of directors of any of these companies, please provide factual support for Mr. Erbey’s influence over the Company, AAMC and ASPS or otherwise remove such statements. The first bullet point in your response to prior comment 6 regarding Chairman David Reiner does not appear to support such statements.

RESI Shareholders Group acknowledges the Staff’s comment and has revised its disclosure to eliminate such statements.  Please see the Cover Letter and page 6 of the Proxy Statement.

On a supplemental basis, RSG notes that, according to the recent definitive proxy statements filed by ASPS and AAMC, Mr. Erbey beneficially owns approximately 34.6% of ASPS and 37.8% of AAMC. RSG believes that Mr. Erbey’s significant ownership positions in ASPS and AAMC indicates that he may still influence such companies despite no longer serving on their respective board of directors.

We Are Concerned by the Company’s Abrupt Shift in Strategy..., page 6

4.
We note the statement that “during the Company’s third quarter 2015 earnings call, the Company abruptly announced a shift in strategy to acquiring SFR units directly.” It is our understanding that the Company announced its intent to diversify its acquisition strategy in its second quarter 2015 earnings call, not its third quarter call. Please advise or revise.

RESI Shareholders Group acknowledges the Staff’s comment and has revised its disclosure accordingly.  Please see page 6 of the Proxy Statement.

Sincerely,

/s/ Aneliya S. Crawford

Aneliya S. Crawford

cc:           Bradley L. Radoff
Steve Wolosky, Olshan Frome Wolosky LLP